

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2014

<u>Via E-mail</u>
Terry Bassham
Chairman, President and Chief Executive Officer
Great Plains Energy Incorporated
1200 Main Street
Kansas City, Missouri 64105

> **Re:     Great Plains Energy Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 26, 2014**
> **File No. 1-32206**

Dear Mr. Bassham:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc:     Lori A. Wright, Vice President - Business Planning and Controller
Ellen E. Fairchild, Corporate Secretary and Chief Compliance Officer